EXHIBIT 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

ENDRA Life Sciences Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

FIRST: The Certificate of Incorporation of the Corporation is hereby amended by deleting the text of the first and second paragraphs of Article FOURTH thereof in their entirety and inserting the following in lieu thereof:

“Upon the effectiveness of this Certificate of Amendment of Certificate of Incorporation (the “Effective Time”), each share of the Common Stock issued and outstanding immediately prior to the Effective Time shall be automatically reclassified as and converted into 1/35 of a share of Common Stock provided, however, that no fractional shares shall be issued to stockholders as a result of the foregoing reclassification and that in lieu thereof, the Corporation shall, after aggregating all fractions of a share to which a holder would otherwise be entitled, round any resulting fractional shares up to the nearest whole share. Any stock certificate that, immediately prior to the Effective Time, represented shares of Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of Common Stock into which shares of Common Stock have been reclassified and converted, but giving effect to the rounding of fractional shares as provided for in the immediately preceding sentence.”

SECOND: The foregoing amendment was duly adopted in accordance with the provisions of Sections 242 of the General Corporation Law of the State of Delaware.

THIRD: The foregoing amendment shall be effective as of 12:01 a.m., Eastern Time, on November 7, 2024.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 4th day of November 2024.

ENDRA Life Sciences

By:	/s/ Richard Jacroux
Richard Jacroux, Chief Financial Officer